UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2010

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	July 28, 2010	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Director and Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 00670)

CONNECTED TRANSACTIONS

SA Import & Export Disposal

On 28 July 2010, Shanghai Airlines and SA Travel entered into the SA Import & Export Share Transfer Agreement with CEA Import & Export, pursuant to which Shanghai Airlines agreed to sell and CEA Import & Export agreed to purchase the SA Import & Export Equity Interests I, representing 89.72% of the entire issued share capital of SA Import & Export, and SA Travel agreed to sell and CEA Import & Export agreed to purchase the SA Import & Export Equity Interests II, representing 10.28% of the entire issued share capital of SA Import & Export.

CEA Import & Export is interested as to 55% by, and thus an associate of, CEA Holding, which is a substantial shareholder of the Company. As such, CEA Import & Export is a connected person of the Company and SA Import & Export Disposal constitutes a connected transaction of the Company.

SA Catering Disposal

On 28 July 2010, Shanghai Airlines and SA Industry entered into the SA Catering Share Transfer Agreement with CEA Catering, pursuant to which Shanghai Airlines agreed to sell and CEA Catering agreed to purchase the SA Catering Equity Interests I, representing 50% of the entire issued share capital of SA Catering, and SA Industry agreed to sell and CEA Catering agreed to purchase the SA Catering Equity Interests II, representing 20% of the entire issued share capital of SA Catering.

CEA Catering is interested as to 55% by, and thus an associate of, CEA Holding, which is a substantial shareholder of the Company. As such, CEA Catering is a connected person of the Company and SA Catering Disposal constitutes a connected transaction of the Company.

SA Media Disposal

On 28 July 2010, Shanghai Airlines and SA Travel entered into the SA Media Share Transfer Agreement with CEA Media, pursuant to which Shanghai Airlines agreed to sell and CEA Media agreed to purchase the SA Media Equity Interests I, representing 49% of the entire issued share capital of SA Media, and SA Travel agreed to sell and CEA Media agreed to purchase the SA Media Equity Interests II, representing 51% of the entire issued share capital of SA Media.

CEA Media is interested as to 55% by, and thus an associate of, CEA Holding, which is a substantial shareholder of the Company. As such, CEA Media is a connected person of the Company and SA Media Disposal constitutes a connected transaction of the Company.

As the relevant applicable percentage ratios set out in the Listing Rules in respect of each of the SA Import & Export Disposal, SA Catering Disposal and SA Media Disposal is less than 5%, the SA Import & Export Disposal, SA Catering Disposal and SA Media Disposal are subject to reporting and announcement requirements under Rule 14A.32 of the Listing Rules and are exempted from the approval of the independent shareholders of the Company.

SA Import & Export Share Transfer Agreement

On 28 July 2010, Shanghai Airlines and SA Travel entered into the SA Import & Export Share Transfer Agreement with CEA Import & Export, pursuant to which Shanghai Airlines agreed to sell and CEA Import & Export agreed to purchase the SA Import & Export Equity Interests I, representing 89.72% of the entire issued share capital of SA Import & Export, and SA Travel agreed to sell and CEA Import & Export agreed to purchase the SA Import & Export Equity Interests II, representing 10.28% of the entire issued share capital of SA Import & Export.

After the completion of the SA Import & Export Disposal, the Company will no longer own any equity interest in SA Import & Export.

Consideration

Pursuant to the SA Import & Export Share Transfer Agreement, CEA Import & Export will pay to Shanghai Airlines in cash a sum of RMB49,646,236.36 as consideration for the sale of the SA Import & Export Equity Interests I, and will pay to SA Travel in cash a sum of RMB5,688,400.69 as consideration for the sale of the SA Import & Export Equity Interests II.

The considerations were determined with reference to the appraised value of RMB55,334,637.05 for the net assets of SA Import & Export as showed in the SA Import & Export Valuation Report, using assets-based approach. The audited net assets value of SA Import & Export prepared based on PRC Accounting Standards as at 31 December 2009 is RMB35,597,946.38.

The audited net profit (or loss) before and after tax of SA Import & Export for the two years ended 31 December 2009 were as follows:

	Year ended 31 December
	2009	2008
	(RMB)	(RMB)

Net profit (loss) before tax	2,001,220.71	3,949,893.65
Net profit (loss) after tax	1,600,397.08	3,236,127.43

Payment

The considerations shall be payable by CEA Import & Export to Shanghai Airlines and SA Travel respectively within 20 days from the date of the SA Import & Export Share Transfer Agreement.

Completion

Shanghai Airlines, SA Travel and CEA Import & Export shall arrange with the relevant industrial and commercial administration authorities for registering the share transfer within 40 days from the date of the SA Import & Export Share Transfer Agreement. Completion shall be taken place immediately after the successful registration of the transfer of the shareholdings in the SA Import & Export by the relevant industrial and commercial administration authorities.

SA Catering Share Transfer Agreement

On 28 July 2010, Shanghai Airlines and SA Industry entered into the SA Catering Share Transfer Agreement with CEA Catering, pursuant to which Shanghai Airlines agreed to sell and CEA Catering agreed to purchase the SA Catering Equity Interests I, representing 50% of the entire issued share capital of SA Catering, and SA Industry agreed to sell and CEA Catering agreed to purchase the SA Catering Equity Interests II, representing 20% of the entire issued share capital of SA Catering.

After the completion of the SA Catering Disposal, the Company will no longer own any equity interest in SA Catering.

Consideration

Pursuant to the SA Catering Share Transfer Agreement, CEA Catering will pay to Shanghai Airlines in cash a sum of RMB15,348,504.99 as consideration for the sale of the SA Catering Equity Interests I, and will pay to SA Industry in cash a sum of RMB6,139,402 as consideration for the sale of the SA Catering Sales II.

The considerations were determined with reference to the appraised value of RMB30,697,009.98 for the net assets of SA Catering as showed in the SA Catering Valuation Report, using cost approach. The audited net assets value of SA Catering prepared based on PRC Accounting Standards as at 31 December 2009 is RMB29,849,378.90.

The audited net profit (or loss) before and after tax of SA Catering for the two years ended 31 December 2009 were as follows:

	Year ended 31 December
	2009	2008
	(RMB)	(RMB)

Net profit (loss) before tax	8,322,880.43	3,163,152.92
Net profit (loss) after tax	6,158,472.20	2,317,366.27

Payment

The considerations shall be payable by CEA Catering to Shanghai Airlines and SA Industry respectively within 20 days from the date of the SA Catering Share Transfer Agreement.

Completion

Shanghai Airlines, SA Industry and CEA Catering shall arrange with the relevant industrial and commercial administration authorities for registration of the share transfer within 40 days from the date of the SA Catering Share Transfer Agreement. Completion shall be taken place immediately after the successful registration of the transfer of the shareholdings in SA Catering by the relevant industrial and commercial administration authorities.

SA Media Share Transfer Agreement

On 28 July 2010, Shanghai Airlines and SA Travel entered into the SA Media Share Transfer Agreement with CEA Media, pursuant to which Shanghai Airlines agreed to sell and CEA Media agreed to purchase the SA Media Equity Interests I, representing 49% of the entire issued share capital of SA Media, and SA Travel agreed to sell and CEA Media agreed to purchase the SA Media Equity Interests II, representing 51% of the entire issued share capital of SA Media.

After the completion of the SA Media Disposal, the Company will no longer own any equity interest in SA Media.

Consideration

Pursuant to the SA Media Share Transfer Agreement, CEA Media will pay to Shanghai Airlines in cash a sum of RMB12,014,955.93 as consideration for the sale of the SA Media Equity Interests I, and will pay to SA Travel in cash a sum of RMB12,505,361.87 as consideration for the sale of the SA Media Sales II.

The considerations were determined with reference to the appraised value of RMB24,520,317.40 for the net assets of SA Media as showed in the SA Media Valuation Report, using cost approach. The audited net assets value of SA Media prepared based on PRC Accounting Standards as at 31 December 2009 is RMB14,076,441.65.

The audited net profit (or loss) before and after tax of SA Media for the two years ended 31 December 2009 were as follows:

	Year ended 31 December
	2009	2008
	(RMB)	(RMB)

Net profit (loss) before tax	7,693,520.21	5,235,572.24
Net profit (loss) after tax	6,095,097.43	4,340,833.18

Payment

The considerations shall be payable by CEA Media to Shanghai Airlines and SA Travel respectively within 20 days from the date of the SA Media Share Transfer Agreement.

Completion

Shanghai Airlines, SA Travel and CEA Media shall arrange with the relevant industrial and commercial administration authorities for registration of the share transfer within 40 days from the date of the SA Media Share Transfer Agreement. Completion shall be taken place immediately after the successful registration of the transfer of the shareholdings in SA Media by the relevant industrial and commercial administration authorities.

Information of the parties

The Company is principally engaged in the business of civil aviation.

CEA Import & Export is principally engaged in the business of import and export of aircraft and related aviation equipment and materials in the PRC.

CEA Catering is principally engaged in the business of providing catering and related services for airline companies.

CEA Media is principally engaged in the businesses of multi-media advertising operations, including advertising design and production and organizing promotional functions and campaigns.

SA Catering is principally engaged in wholesaling of decorations, aircraft, hardware knives and scissors, cooking utensils, electrical appliances, office appliances and equipment, daily goods, metal materials (excluding exclusive-controlled goods), textiles and liquor.

SA Media is principally engaged in various types of advertising designs, production (excluding neon lamps), domestic advertising agency business and international advertising agency consultation services business, advertisement release in Shanghai, marketing video recording, editing, publishing and distribution of the “Shanghai Airlines” magazine, sales of daily products and home appliances.

SA Import & Export is principally engaged in the operation of, or to act as agent in, the import and export of various commodities and technologies, operation of processing with imported materials and the “三來一補 (Three Types of Processing plus Compensation Trade)”, the development of countertrade and entrepot trade, development of leasing and trading business of aviation aircraft and aviation equipment and facilities, the business approval and retail in PRC subject to specific provisions.

SA Industry is principally engaged in automobile components, building materials and knitted garments.

SA Travel is principally engaged in touring, travel, air ticketing agency and transportation.

Shanghai Airlines is principally engaged in the business of domestic air transportation of passengers and cargo, agency business for airline companies, approved business in Shanghai to neighboring countries and regions for air transportation of passengers and cargo, domestic business flight, business flight in neighboring countries and regions, approved business of management of business aircraft, import business of industry-related materials, facilities and technologies, maintenance of aviation equipment and machinery and facilities and automotives, act as an agent for PRC, international and regional passengers from land and sea and cargo shipping business, training of flight personnel, travelling services, hotel business, advertising business, air catering, development, sale and act as agent for souvenirs.

Reasons for entering into the Transactions and benefits expected to accrue to the Company

The main purpose of the Transactions is to avoid competition within the same industry. After the absorption of Shanghai Airlines through share exchange by the Company, the assets, liabilities, business, personnel, contracts and all other rights and obligations have been vested with the Company, which lead to competition with the existing business of our controlling shareholder, CEA Holding, in the areas of aviation catering, import and export and media businesses.

In order to minimize the competition, it is resolved by the board of Directors that the equity interests in the relevant companies shall be transferred to CEA Holding at a consideration with reference to its respective appraised value.

The Transactions can effectively avoid the competition between the Company and CEA Holding in the areas of aviation catering, import and export and media businesses. It can also minimize any possible conflict of interests between the Company and CEA Holding. Moreover, the businesses involved in the Transactions do not belong to the principal business of the Company and therefore, the Transactions are not expected to have an adverse effect on the Company’s operation.

According to the SA Catering Valuation Report, the SA Import & Export Valuation Report and the SA Media Valuation Report, as at 31 December 2009, the book value and appraised value of the net assets of SA Import & Export are RMB35,597,946.38 and RMB55,334,637.05, respectively, the book value and appraised value of the net assets of SA Catering are RMB29,849,378.90 and RMB30,697,009.98, respectively, the book value and appraised value of the net assets of SA Media are RMB14,076,441.65 and RMB24,520,317.40, respectively. Based on the above, the Company expects that a gain of RMB30,773,908.18 (i.e. RMB19,736,690.67, RMB593,341.76 and RMB10,443,875.75 for the SA Import & Export Disposal, SA Catering Disposal and SA Media Disposal respectively) will accrue to the Company. The Company intends to apply the sale proceeds to the working capital of the Company.

The terms and conditions of the Transactions are agreed after arm’s length negotiations between the parties. The Directors (including the independent non-executive Directors) believe that the terms and conditions of the Transactions are fair and reasonable and in the interests of the shareholders of the Company as a whole.

Listing Rules implications

Each of CEA Import & Export, CEA Catering and CEA Media is interested as to 55% by, and thus an associate of, CEA Holding, which is a substantial shareholder of the Company. As such, each of CEA Import & Export, CEA Catering and CEA Media is a connected person of the Company and each of the SA Import & Export Disposal, SA Catering Disposal and SA Media Disposal constitutes a connected transaction of the Company.

As the relevant applicable percentage ratios set out in the Listing Rules in respect of each of the SA Import & Export Disposal, SA Catering Disposal and SA Media Disposal are less than 5%, the SA Import & Export Disposal, SA Catering Disposal and SA Media Disposal are subject to reporting and announcement requirements under Rule 14A.32 and are exempted from the approval of the independent shareholders of the Company.

Mr. Liu Shaoyong, Mr. Li Jun and Mr. Luo Chaogeng are senior management of CEA Holding, which may be regarded as having material interests in the Transactions and therefore they have abstained from voting at the meeting of the board of Directors convened for the purpose of approving the Transactions. Save as disclosed above, none of the Directors has a material interest in the Transactions.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

“associate”	has the meanings as ascribed to it under the Listing Rules;

“CEA Catering”	means 東方航空食品投資有限公司 (Eastern Air Catering Investment Co. Ltd.), which is interested as to 55% by, and thus an associate of, CEA Holding as at the date of this announcement;

“CEA Holding”
means 中國東方航空集團公司 (China Eastern Air Holding Company), a wholly PRC State-owned enterprise and the controlling shareholder of the Company holding approximately 50.42% of its issued share capital as at the date of this announcement;

“CEA Import & Export”	means 東方航空進出口有限公司 (Eastern Aviation Import & Export Company), which is interested as to 55% by, and thus an associate of, CEA Holding as at the date of this announcement;

“CEA Media”	means 東方航空傳媒有限公司 (Shanghai Eastern Aviation Advertising Company Limited), which is interested as to 55% by, and thus an associate of, CEA Holding as at the date of this announcement;

“Company”
means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H shares, A shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively;

“connected person”	has the meaning as ascribed to it under the Listing Rules;

“controlling shareholder”	has the meaning as ascribed to it under the Listing Rules;

“Directors”	means the directors of the Company;

“Group”	means the Company and its subsidiaries;

“Hong Kong”	means the Hong Kong Special Administrative Region of the People’s Republic of China;

“Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“PRC”	means the People’s Republic of China;

“RMB”	means renminbi, the lawful currency of the PRC;

“SA Catering”	means 上海航空食品有限公司 (Shanghai Air Catering Co., Ltd.), which is held as to 50% by Shanghai Airlines, 20% by SA Industry and 30% by independent third parties of the Company;

“SA Catering Disposal”	means the sale and purchase of the SA Catering Equity Interests I and the SA Catering Equity Interests II pursuant to the SA Catering Share Transfer Agreement;

“SA Catering Equity Interests I”	means 50% of the entire issued share capital of SA Catering held by Shanghai Airlines;

“SA Catering Equity Interests II”	means 20% of the entire issued share capital of SA Catering held by SA Industry;

“SA Catering Share Transfer Agreement”
means the agreement for the sale and purchase of the SA Catering Equity Interests I and the SA Catering Equity Interests II entered into between Shanghai Airlines and SA Industry as vendors and CEA Catering as purchaser dated 28 July 2010;

“SA Catering Valuation Report”	means the valuation report prepared by 上海眾華資產評估有限公司 (Shanghai Zhonghua Assets Appraisal Co., Ltd) in respect of the net assets of SA Catering as at 31 December 2009;

“SA Import & Export”
means 上海航空進出口有限公司 (Shanghai Aviation Import & Export Co., Ltd.), which is held as to 89.72% by Shanghai Airlines and 10.28% by SA Travel and an indirectly wholly-owned subsidiary of Shanghai Airlines as at the date of this announcement;

“SA Import & Export Disposal”	means the sale and purchase of the SA Import & Export Equity Interests I and the SA Import & Export Equity Interests II pursuant to the SA Import & Export Share Transfer Agreement;

“SA Import & Export Equity Interests I”	means 89.72% of the entire issued share capital of SA Import & Export held by Shanghai Airlines;

“SA Import & Export Equity Interests II”	means 10.28% of the entire issued share capital of SA Import & Export held by SA Travel;

“SA Import & Export Share Transfer Agreement”
means the agreement for the sale and purchase of the SA Import & Export Equity Interests I and the SA Import & Export Equity Interests II entered into between Shanghai Airlines and SA Travel as vendors and CEA Import & Export as purchaser dated 28 July
2010;

“SA Import & Export Valuation Report”	means the valuation report prepared by 北京天健興業資產評估有限公司 (Beijing Pan-China Assets Appraisal Co. Ltd) in respect of the net assets of SA Import & Export as at 31 December 2009;

“SA Industry”
means 上海上航實業有限公司 (Shanghai Airlines Industry Co., Ltd.), which is held as to 88.32% by Shanghai Airlines and 11.68% by SA Import & Export and an indirectly wholly-owned subsidiary of Shanghai Airlines as at the date of this announcement;

“SA Media”
means 上海航空傳播有限公司 (Shanghai Airlines Communication Co., Ltd.), which is held as to 49% by Shanghai Airlines and 51% by SA Travel and an indirectly wholly-owned subsidiary of Shanghai Airlines as at the date of this announcement;

“SA Media Disposal”	means the sale and purchase of the SA Media Equity Interests I and the SA Media Equity Interests II pursuant to the SA Media Share Transfer Agreement;

“SA Media Equity Interests I”	means 49% of the entire issued share capital of SA Media held by Shanghai Airlines;

“SA Media Equity Interests II”	means 51% of the entire issued share capital of SA Media held by SA Travel;

“SA Media Share Transfer Agreement”
means the agreement for the sale and purchase of the SA Media Equity Interests I and the SA Media Equity Interests II entered into between Shanghai Airlines and SA Travel as vendors and CEA Media as purchaser dated 28 July 2010;

“SA Media Valuation Report”	means the valuation report prepared by 北京中企華資產評估有限責任公司 (China Enterprise Appraisals Co., Ltd.) in respect of the net assets of SA Media as at 31 December 2009;

“SA Travel”
means 上海航空國際旅遊(集團)有限公司 (Shanghai Airlines Tours, International (Group) Co., Ltd.), which is held as to 86.02% by Shanghai Airlines and 13.98% by SA Import & Export and an indirectly wholly-owned subsidiary of Shanghai Airlines as at the date of this announcement;

“Shanghai Airlines”	means 上海航空股份有限公司 (Shanghai Airlines Co., Ltd), a wholly owned subsidiary of the Company as at the date of this announcement;

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited;

“substantial shareholder”	has the meaning as ascribed to it under the Listing Rules; and

“Transactions”	means the SA Import & Export Disposal, the SA Catering Disposal and the SA Media Disposal.

By order of the board of the Directors CHINA EASTERN AIRLINES CORPORATION LIMITED Luo Zhuping Director and Company Secretary

The Directors as at the date of this announcement are:

Liu Shaoyong Li Jun Ma Xulun Luo Chaogeng Luo Zhuping Sandy Ke-Yaw Liu Wu Xiaogen Ji Weidong Shao Ruiqing
(Chairman)
(Vice Chairman)
(Director, President)
(Director)
(Director, Company Secretary)
(Independent non-executive Director)
(Independent non-executive Director)
(Independent non-executive Director)
(Independent non-executive Director)

Shanghai, the PRC
28 July 2010